Exhibit 8.1

LEDGEWOOD, P.C.
1900 Market Street, Suite 750
Philadelphia, PA 19103

May 25, 2010

Resource Capital Corp.
One Crescent Drive, Suite 203
Navy Yard Corporate Center
Philadelphia, PA 19112

Ladies and Gentlemen:

We have acted as counsel to Resource Capital Corp. (the “Company”) in connection with its offer and sale of up to 8,625,000 shares of common stock, par value $0.001 per share (the “Offered Securities”), including 1,125,000 shares to be issued pursuant to the exercise of the over-allotment option, as set forth in the Company’s prospectus supplement dated December 19, 2010 (the “Prospectus”).  You have requested our opinion regarding certain U.S. federal income tax matters.  Capitalized terms not otherwise defined herein shall have the meaning set forth in that certain Underwriting Agreement dated May 19, 2010 by and between you, Resource Capital Manager, Inc. and Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc., as representative of the several underwriters named therein.

In connection with the opinions hereinafter expressed, we have examined each of the following documents:  (i) the Prospectus; (ii) the Amended and Restated Management Agreement dated June 30, 2008, as amended (the “Management Agreement”), among the Company, the Resource Capital Manager, Inc. and Resource America, Inc.; (iii) the Articles of Incorporation of the Company, as amended to the date hereof; (iv) the organizational documents of the Company’s subsidiaries;  (v) the bylaws of the Company and its subsidiaries; and (vi) an officer’s certificate, dated as of the date hereof, provided to us by the Company (the "Certificate").

In connection with the opinions rendered below, we have assumed generally that:

1.           Each of the documents referred to above has been duly authorized, executed and delivered; is authentic, if an original, or is accurate, if a copy; and has not been subsequently amended.

May 25, 2010

2.           The Company will not make any amendments to its organizational documents after the date of this opinion that would affect the Company’s qualification as a real estate investment trust (a "REIT") for any taxable year.

3.           No action will be taken by the Company or the Subsidiaries after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.

For purposes of rendering the opinions stated below, we have also assumed the accuracy of the factual representations contained in the Certificate.  Where factual representations contained in the Certificate involves the terms defined in the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations thereunder (the "Regulations"), published rulings of the Internal Revenue Service (the "Service"), or other relevant authority, we have explained such terms to the Company’s representatives and are satisfied that such representatives understand the terms and are capable of making such factual representations.

In connection with the opinions rendered below, we also have relied upon the correctness of the representations contained in the Certificate.

Based on the documents and assumptions set forth above and the representations set forth in the Certificate, we are of the opinion that:

(a)           Commencing with the Company’s taxable year ended December 31, 2005, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT pursuant to sections 856 through 860 of the Code, and the Company’s current and proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code for its taxable year ending December 31, 2010 and thereafter.

(b)           The descriptions of the law and the legal conclusions contained in the General Disclosure Package and the Prospectus under the caption “Federal Income Tax Consequences of our Qualification as a REIT” are correct in all material respects and the discussions thereunder fairly summarize the federal income tax considerations that are likely to be material to a holder of the Common Stock.

The opinions set forth above represent our conclusions based upon the documents, facts and representations referred to above.  Any material amendments to such documents, changes in any significant facts or inaccuracy of such representations could affect the

May 25, 2010

opinions referred to herein.  We will not review on a continuing basis the Company's nor any of its subsidiary’s compliance with the documents or assumptions set forth above.  Accordingly, no assurance can be given that the actual results of the Company's or any of its subsidiary’s operations for its 2010 and subsequent taxable years will satisfy the requirements for qualification and taxation as a REIT.  Although we have made such inquiries and performed such investigations, as we have deemed necessary for purposes of rendering this opinion, we have not undertaken an independent investigation of all of the facts referred to in this letter and the Certificate.

The foregoing opinions are based on current provisions of the Code and the Regulations, published administrative interpretations thereof, and published court decisions.  The Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification.  No assurance can be given that the law will not change in a way that will prevent the Company from qualifying as a REIT.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name as it appears under the caption “Legal Matters.”  In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

The foregoing opinions are limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. We undertake no obligation to update the opinions expressed herein after the date of this letter.

Very truly yours,

/s/ Ledgewood

Ledgewood
a professional corporation